Filed by AT&T Wireless Services, Inc.
pursuant to Rule 425 under the
Securities Act of 1933
Commission File No: 333-67068
Subject Company: AT&T Wireless Services, Inc.

David Caouette
425-580-8278 (office)
david.caouette@attws.com

AT&T Wireless Services Announces Revised Exchange Agent Information for
Exchange Offer of Certain Outstanding Debt Securities

FOR IMMEDIATE RELEASE: Tuesday, September 25, 2001

     Redmond, WA — AT&T Wireless Services, Inc. (NYSE: AWE) announced today revised exchange agent delivery and contact information relating to its exchange offer of outstanding 7.35 percent Senior Notes due 2006, 7.875 percent Senior Notes due 2011, and 8.750 percent Senior Notes due 2031.

     Noteholders that are not tendering under the Depository Trust Company’s automated tender offer program should send the letter of transmittal and any other required documents to The Bank of New York, the exchange agent for the offer, as follows:

By Hand or Overnight Delivery:
The Bank of New York
Corporate Trust/Reorganization Department
20 Broad Street
1 Lower Level
New York, New York 10005
Attention: Mr. Duong Nguyen

Facsimile Transmissions:
(Eligible Institutions Only)
(914) 773-5015

To Confirm by Telephone or for Information Call:
(914) 773-5735

By Registered or Certified Mail (Remains Unchanged):
The Bank of New York
Reorganization Department
101 Barclay Street 7E
New York, New York 10286
Attention: Mr. Duong Nguyen

     The exchange offer, which was scheduled to expire at 5:00 p.m. New York City time on September 19, 2001, has been extended until 5:00 p.m., New York City time, on October 1, 2001, unless further extended. All other terms remain unchanged.

     Noteholders should contact The Bank of New York at the phone number listed above if they need additional copies of the exchange offer documentation or if they have questions about the exchange offer process.

     This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities of AT&T Wireless Services, Inc.. The exchange offer will be effected only through a prospectus and related documents. Investors are urged to read these materials, because they contain important information. The exchange offer prospectus and related documents have previously been filed with the Securities and Exchange Commission by AT&T Wireless Services. You may obtain a free copy of these materials and other documents filed by AT&T Wireless Services, Inc. at the Commission’s Web site at http://www.sec.gov.

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